UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

July 27, 2006

Commission File Number: 001-14534

Precision Drilling Trust
(Exact name of registrant as specified in its charter)

4200, 150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION DRILLING TRUST By its Administrator PRECISION DRILLING CORPORATION

Dated: July 27, 2006	By:	/s/ Darren Ruhr
Name: Darren Ruhr
Title: Corporate Secretary

Exhibit	Title

1	PRESS RELEASE - PRECISION DRILLING TRUST REPORTS RECORD SECOND QUARTER EARNINGS

Calgary, Alberta, Canada - July 27, 2006
(Canadian dollars)

PRECISION DRILLING TRUST REPORTS RECORD SECOND QUARTER EARNINGS

Precision Drilling Trust ("Precision" or the "Trust") today reports record results for the second quarter and first six months ended June 30, 2006. This period also marks the commencement of contract drilling operations in the United States, additional organic growth within Canada and the planned acquisition of an oilfield camp waste treatment business.

Earnings from continuing operations in the second quarter of 2006 were $88.3 million compared to $9.3 million for the comparable quarter in 2005 and $224.2 million in the first quarter ended March 31, 2006. Second quarter results are typically less than the first quarter in the Canadian oilfield service industry given the significant slowdown in activity after the winter drilling period as warm spring weather thaws frozen ground conditions preventing the movement of heavy oilfield equipment. This period of “spring break-up” continues until there is sufficient drying to enable road bans to be lifted. Results for the spring break-up second quarter of 2006, however, were significantly ahead of 2005, with diluted earnings per unit from continuing operations of $0.70 in 2006 compared to $0.07 in 2005. The increase is attributable to a combination of operating and financial factors, including the carryover of strong winter pricing in both the Contract Drilling and the Production and Completion business segments, higher utilization due to the versatility and broad market presence of Precision’s equipment offering and dry weather conditions in June. Precision also realized the impact of a lower effective tax rate attributable to Precision’s conversion to an income trust and substantially enacted Canadian federal and provincial tax rate reductions. The tax factors increased diluted earnings per unit from continuing operations by $0.30 in the second quarter of 2006. Included in this amount is a $21.2 million or $0.17 per diluted unit non-recurring future tax benefit for substantially enacted lower tax rates.

For the six months ended June 30, 2006, earnings from continuing operations were $312.5 million compared to $97.6 million in 2005 representing an increase of 220% or $1.71 per diluted unit. The first half of 2006 benefited from strong demand for oilfield services in western Canada as Precision’s customers carried through with their drilling plans based on excellent industry fundamentals created by the strong commodity price environment in the fourth quarter of 2005 and early 2006. This combination of higher equipment utilization and strong pricing throughout the first half of 2006 were the principal factors contributing to the increase in earnings from continuing operations. A lower effective income tax rate as a Trust and substantially enacted tax rate reductions contributed an increase of $0.81 per diluted unit in the first half of 2006 over the same period last year.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile: 403.264.0251
www.precisiondrilling.com

Precision had a solid second quarter in 2006 as sequential quarterly momentum associated with a backlog of customer demand from winter continued. During the second quarter of 2006, oil prices strengthened further and remained at a high level while natural gas prices continued to decline in the spot market due to concern over high North American inventory storage levels. Henry Hub natural gas spot prices ranged from a quarterly high of US$7.93 per Mmbtu to a low of US$5.77 per Mmbtu and closed at US$5.83 per Mmbtu on June 30, 2006. Conversely, the one-year forward price for North American natural gas has continued to trade within a narrow and healthy price range of approximately $8.00 to $9.00 on Canadian and U.S. exchanges throughout the second quarter. Some of Precision’s customers are adjusting their drilling programs to position for the relative near-term weakness in spot natural gas prices and strength in oil prices. Compared to the shallow gas emphasis during the second quarter last year, Precision has experienced a more balanced utilization load on its equipment with a shift towards deeper natural gas, conventional oil and heavy oil production. “The dynamics at play in the 2006 second quarter underline the strength of Precision’s diverse service offering,” said Gene Stahl, President and Chief Operating Officer.

Growth Initiatives

Precision also moved ahead on a number of planned growth initiatives: drilling operations in the United States are now underway; the construction of new drilling rigs is on track; contracts to build an additional two new drilling rigs for Canada have been secured and Precision’s Completion and Production Services segment has began to grow and expand its service offering.

The geographic expansion of Precision’s Contract Drilling Services segment to the United States is proceeding as planned. A Super Single® drilling rig has been deployed from Precision’s Canadian fleet and commenced drilling in Texas in late June. “We are on our second well and are extremely proud of the rig’s performance and the professionalism demonstrated by our crews,” added Stahl. Plans to construct an additional ten of Precision’s Super Single® drilling rigs for the U.S. market is proceeding on schedule with delivery of the drilling rigs expected over the next 9 to 24 months. Precision expects to have a fleet of 11 Super Single® drilling rigs operating in the United States by the end of the second quarter of 2008.

The Contract Drilling Services segment’s new drilling rig construction program for the Canadian market held firm at 18 rigs under construction as of June 30, 2006. During the second quarter two new rigs were put into service: a 4,000-metre AC electric light triple and a 3,000-metre Super Single® style rig. Two additional new rigs are being built to meet long-term customer commitments: a 3,000-metre Super Single® and a 1,200-metre Super Single® Light. By the fourth quarter of 2007, Precision expects to have a fleet of 252 drilling rigs operating in Canada, up from the current fleet count of 234.

During the second quarter, the Completion and Production Services segment initiated various growth measures for the Canadian market. The service rig division has secured a long-term customer commitment to construct two new slant service rigs for the heavy oil market. By the first quarter of 2007, Precision Well Servicing expects to be operating a fleet of 239 service rigs compared to a current fleet size of 237. The snubbing unit division has initiated plans to construct four new stand alone units, of which two will be a rack and pinion design. By the third quarter of 2007, Live Well Service expects to be operating a snubbing fleet of 30 units. The segment has also entered into a letter of intent to acquire a small privately held waste treatment business for oilfield camp and wellsite locations. The business will function as a new division within the Completion and Production Services segment.

Accordingly, the previously announced $430 million capital expenditure program has been increased by an estimated $50 million for an additional two drilling rigs, two service rigs, two snubbing units, new infrastructure, cost increases and the planned acquisition of a waste treatment business. The revised capital expenditure program is estimated to be $480 million, with $330 million to be incurred during 2006 and the remaining $150 million over the following 18 months. Sustaining capital expenditures to upgrade and maintain Precision’s existing equipment and infrastructure remain at an estimated $120 million and is included in the $330 million noted above. Upon completion of the expansion program in 2008, Precision expects to have increased its drilling rig fleet to 263, with 252 rigs operating in western Canada and 11 in the United States. This represents a 14% increase over the year end 2005 fleet total of 230 rigs.

Financial Position

The second quarter of 2006 is further highlighted by financial developments, including:

•
In its second full quarter as an income trust, Precision declared a monthly per unit distribution to unitholders of $0.27 for April and $0.31 for May and June for aggregate cash distributions declared of $111.7 million or $0.89 per unit;

•	A distribution reinvestment plan was implemented resulting in the cash receipt of $1.7 million and a unitholder participation rate of 3%;
•	Long-term debt and other liabilities decreased by a net $172.4 million during the quarter to $52.2 million as at June 30, 2006 for a long-term debt to long-term debt plus equity ratio of 4%; and
•
Working capital decreased by $251.8 million during the quarter to $135.9 million as at June 30, 2006 as the seasonal slowdown in activity and increasing capital expenditures during the second quarter lowered Precision’s positive net debt position, before the liability for future income taxes, to $83.7 million.

It is important to highlight that with Precision’s conversion to an income trust on November 7, 2005 and consistent with the December 31, 2005 year end audited financial statement reporting, Precision Drilling Trust, as the successor in interest to Precision Drilling Corporation, has been accounted for as a continuity of interest. Accordingly, the consolidated financial statements of Precision for the second quarter and six month period ended June 30, 2006 and comparables for the quarter and six months ended June 30, 2005 reflect the financial position, results of operations and cash flows as if Precision had always carried on the business formerly carried on by Precision Drilling Corporation.

Results of Continuing Operations

Revenue of $223.6 million and operating earnings of $74.6 million in the second quarter of 2006 represented increases of 42% and 204% respectively compared to the same period for the prior year. These increases are attributable to higher equipment utilization and higher pricing for Precision’s services. For the fourth successive quarter, all business units performed exceptionally well and contributed to record quarterly results. As a percentage of revenue, strong pricing helped to increase the operating earnings margin to 33% in the second quarter of 2006 versus 16% for the second quarter of 2005. Activity increases year over year were mainly due to June weather patterns being more typical and considerably drier than the prior year. These improved activity levels coupled with rate increases were the major cause for this improved performance. Precision not only benefited from general price increases prior to the winter drilling season but also realized various rate increases during the second quarter.

Precision’s continuing operations are reported in two segments. The Contract Drilling Services segment contains the contract drilling rig, camp and catering, oilfield supply, and manufacturing divisions. The Completion and Production Services segment contains the service rig, snubbing and rental divisions. The following table contains important financial and operating statistics for Precision’s drilling rig and service rig divisions.
Three Months Ended June 30,	2006	2005	% Change
Contract Drilling Services:
Number of drilling rigs (end of period)	235	229	2.6
Drilling operating days (excluding move days)	6,908	6,049	14.2
Drilling revenue per operating day	$20,493	$16,578	23.6
Drilling rig operating day utilization	33%	29%

Completion and Production Services:
Number of service rigs (end of period)	237	239	(0.8)
Service rig operating hours	81,026	72,814	11.3
Service revenue per operating hour	$658	$530	24.2
Service rig operating hour utilization	38%	34%

Six Months Ended June 30,	2006	2005	% Change
Contract Drilling Services:
Number of drilling rigs (end of period)	235	229	2.6
Drilling operating days (excluding move days)	23,602	20,048	17.7
Drilling revenue per operating day	$20,771	$17,951	15.7
Drilling rig operating day utilization	56%	48%

Completion and Production Services:
Number of service rigs (end of period)	237	239	(0.8)
Service rig operating hours	246,617	212,488	16.1
Service revenue per operating hour	$708	$576	22.9
Service rig operating hour utilization	57%	49%

Improved activity in the second quarter was mainly due to weather. Cold weather in late March extended the winter drilling season and allowed for deeper drilling rigs to carry over activity into spring break-up. This, along with a utilization increase during the month of June, accounted for the higher activity levels and resulted in the increased utilization of Precision equipment. In Canada, industry drilling rig operating days increased by approximately 19% to 25,175, industry wells drilled on a rig release basis decreased by 22% to 3,094 wells and the available rig count increased by 7% to approximately 784. For Precision, drilling operating days and service rig operating hours in the second quarter of 2006 increased by 14% and 11% respectively over the same period in 2005.

Contract Drilling Services drilling rig operating days during the second quarter of 2006 were 6,908 compared to 6,049 in 2005, an increase of 859 days. Included in these figures are eight operating days for the initial spud of the Super Single® rig relocated to the United States to initiate Precision’s strategic expansion into that market. In Canada, Precision’s activity in the deep depth-rated triple style of rig was 50% higher than in the prior year. This had a significant influence on the average operating days per well which increased 58% to 7.1 days for the second quarter of 2006 compared to 4.5 days in 2005. The camp and catering division achieved a second quarter record for activity with a 108% improvement in camp days over the prior year. Precision’s camp and catering division continues to benefit from accommodation shortages created by an active oilfield industry and general economic expansion in western Canada.

Completion and Production Services well service rig operating hours during the second quarter of 2006 were 81,026 compared to 72,814 in 2005, an increase of 8,212 hours over the prior year. The improvement is a result of continued strong oil pricing and heavy oil differentials creating high activity levels in Saskatchewan and the Lloydminster area, along with service work on traditional spring production maintenance. Demand for rental equipment remains unprecedented as equipment was not being returned to the yards and is staying in the field awaiting the resumption of work as road bans are lifted. For Precision’s snubbing division, activity was marginally lower during the quarter due to fewer operating hours in the southern Alberta shallow gas market.

Both business segments reported significant quarterly revenue increases year over year. Revenue from Contract Drilling Services increased 42% while revenue from Completion and Production Services increased by 38%. The improvements in both segments are mainly attributable to the pricing strengths in all divisions and the ability to fill window opportunities with spot market work. Second quarter 2006 had revenue per operating day for drilling and per operating hour in well servicing 24% higher than for the same period in 2005.

Given the higher revenue levels, operating costs as a percentage of revenue were lower despite crew wage increases and associated personnel costs. In addition, during the quarter Precision realized an incremental cost recovery of $5.1 million for certain employee benefit costs. Operating expenses declined from 64% of revenue in the second quarter of 2005 to 55% in 2006. Consistent with prior quarters, equipment repair and maintenance expenses were lower on a per day and per hour basis as costs were spread over a higher activity level as compared to prior year periods. In terms of planned major repair expenses, some costs have been deferred to the third quarter due to a shortage of maintenance infrastructure. The general wage rate increase of approximately 7% that went into effect October 1, 2005 continues to be the primary factor in daily and hourly cost increases for the second quarter of 2006. The operational support provided by Precision’s consumable supply and manufacturing and repair divisions continues to provide unique leverage in the control of service delivery, priority setting and the pace of industry cost escalations.

General and administrative costs for the second quarter amounted to $15.9 million, a decrease of $4.3 million over the same period in 2005. As a percentage of second quarter revenue, general and administrative costs fell to 7% from 13% in 2005. Approximately one-half of the reduction is attributable to the gradual realization of lower overhead costs as Precision adjusted for the 2005 divestiture of discontinued operations. The remainder is associated with the recovery of certain liability provisions expensed in prior periods.

Depreciation and amortization expense in the second quarter of 2006 amounted to $11.3 million, a decrease of $0.5 million or 4% over the same period in 2005. The decrease is mainly attributed to the infrastructure associated with discontinued operations in the third quarter of 2005 combined with higher gains generated on the disposal of property, plant and equipment for redundant corporate assets.

Interest expense of $1.7 million declined by $9.1 million in 2006 compared to the second quarter of 2005, and is attributable to the redemption of debentures in October 2005.

Before the non-recurring tax recovery for substantially enacted Canadian federal and provincial tax rate reductions during the second quarter, the Trust’s effective income tax rate on second quarter earnings from continuing operations before income taxes was 8% in 2006 compared to 32% in 2005. The decrease in the tax rate is primarily a result of the conversion to an income trust which has the effect of shifting all or a portion of the income tax burden of the Trust to its unitholders.

Distribution Policy of the Trust

With Precision Drilling Corporation’s conversion to an income trust effective November 7, 2005, the Trust adopted a policy of making monthly cash distributions to unit holders. Pursuant to the Trust Indenture, distributions may be reduced, increased or suspended entirely depending on the operations of Precision and the performance of its assets. The actual cash flow available for distribution to holders of Trust units and holders of Exchangeable LP units is a function of numerous factors, including: Precision’s financial performance; debt covenants and obligations; working capital requirements; maintenance and expansion capital expenditure requirements for the purchase of property, plant and equipment; and the number of trust units outstanding.

During the second quarter of 2006 the Trust declared cash distributions of $0.89 for each of the units outstanding, including Exchangeable LP units, for total declared distributions of $111.7 million. The weighted average Trust and Exchangeable LP units outstanding were 125.5 million. For the six month period ended June 30, 2006, total cash distributions declared were $1.70 per unit for $213.3 million and the weighted average units outstanding were 125.5 million.

Key factors for consideration in determining actual cash flow available for distribution, in a historical context, are disclosed within the consolidated statements of cash flow. The increase or decrease in cash is shown for each of the operating, investing and financing activities undertaken by the Trust. Certain activities related to operating and investing are noted below:

•
Within operating activities, first half 2006 cash provided by continuing operations was $386.7 million. Adjusted for cash provided by changes in non-cash working capital balances of $51.5 million, funds of $335.2 million were provided from operations; and

•
Within investing activities, first half 2006 property, plant and equipment (“PPE”) additions were $110.3 million. Purchases included $70.9 million for expansion capital expenditures to grow and expand Precision’s underlying asset base and $39.4 million for maintenance capital expenditures to sustain and upgrade existing PPE.

The oilfield service industry in Canada can be extremely cyclical as commodity price fluctuations can be compounded by seasonal trends. Accordingly, there could be a wide fluctuation in financial performance from quarter to quarter, year over year and quarterly results should not be annualized. Seasonally, the first quarter is usually the most active and prosperous as winter ground conditions typically allow complete access to well locations. In the second quarter, spring weather softens ground conditions and can slow oilfield service activity dramatically. Subject to dry weather, activity resumes and will sequentially gain momentum in the third and fourth quarters.

Certain statements contained in this press release, including statements related to Precision’s planned capital expenditures, planned expansion into the U.S., projected growth of Completion and Production Services, projected size of 2008 drilling rig fleet and planned acquisition of an oilfield camp waste treatment business and statements that contain words such as “anticipate”, “could”, “should”, “may”, “expect”, “believe”, “will” and similar terms are not historical facts and constitute “forward-looking information” within the meaning of Canadian Securities laws and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking information and statements involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of Precision to be materially different from any future results, performances or achievements expressed or implied by such forward-looking information and statements. Such factors include fluctuations in the market for oil and natural gas and related products and services; changes in commodity prices; competition; political and economic conditions in countries in which Precision does business; the demand for services provided by Precision; changes in laws and regulations, including environmental regulations, to which Precision is subject and other factors, which are described in further detail in Precision's filings with Canadian securities regulators and the United States Securities and Exchange Commission.

PRECISION DRILLING TRUST

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
CDN $000’s, except per unit/share amounts
(unaudited)	2006	2005	2006	2005

Revenue	$223,569	$157,895	$759,977	$541,302

Expenses:
Operating	122,011	101,580	364,664	291,113
General and administrative	15,908	20,215	38,799	40,009
Depreciation and amortization	11,290	11,804	36,190	33,173
Foreign exchange	(183)	(209)	(128)	(518)
	149,026	133,390	439,525	363,777

Operating earnings	74,543	24,505	320,452	177,525

Interest expense	1,677	10,802	4,454	22,341
Gain on disposal of investments	(408)	-	(408)	-
Earnings from continuing operations before income	73,274	13,703	316,406	155,184
taxes
Income taxes:
Current	5,870	662	24,234	44,687
Future	(20,899)	3,733	(20,314)	12,908
	(15,029)	4,395	3,920	57,595

Earnings from continuing operations	88,303	9,308	312,486	97,589
Discontinued operations, net of tax	-	16,543	-	66,780

Net earnings	88,303	25,851	312,486	164,369

Retained earnings (deficit), beginning of period	(180,724)	1,180,201	(303,284)	1,041,683
Distributions	(111,681)	-	(213,304)	-

Retained earnings (deficit), end of period	$(204,102)	$1,206,052	$(204,102)	$1,206,052
Earnings per unit/share from continuing operations:
Basic	$0.70	$0.08	$2.49	$0.80
Diluted	$0.70	$0.07	$2.49	$0.78
Earnings per unit/share:
Basic	$0.70	$0.21	$2.49	$1.34
Diluted	$0.70	$0.21	$2.49	$1.32

Trust units/shares outstanding (000’s)	125,507	122,762	125,507	122,762
Weighted average units/shares outstanding (000’s)	125,474	122,727	125,467	122,521
Diluted units/shares outstanding (000’s)	125,474	125,013	125,467	124,765

PRECISION DRILLING TRUST

CONSOLIDATED BALANCE SHEETS

CDN $ 000’s	June 30,	December 31,
(unaudited)	2006	2005

Assets
Current assets:
Cash and cash equivalents	$-	$-
Accounts receivable	302,673	500,655
Inventory	7,334	7,035
	310,007	507,690

Property, plant and equipment, net of accumulated depreciation	996,729	943,900
Intangibles, net of accumulated amortization	420	465
Goodwill	266,827	266,827
	$1,573,983	$1,718,882

Liabilities and Unitholders’ Equity

Current liabilities:
Bank indebtedness	$5,449	$20,468
Accounts payable and accrued liabilities	124,810	134,303
Income taxes payable	4,906	163,530
Distributions payable	38,907	36,635
	174,072	354,936

Other liabilities	7,245	-
Long-term debt	44,997	96,838
Future income taxes	172,205	192,517

Unitholders’ equity:
Unitholders’ capital	1,379,566	1,377,875
Deficit	(204,102)	(303,284)
	1,175,464	1,074,591

	$1,573,983	$1,718,882

Trust units outstanding (000’s)	125,507	125,461

PRECISION DRILLING TRUST

CONSOLIDATED STATEMENTS OF CASH FLOW
	Three Months Ended			Six Months Ended
	June 30,			June 30,
CDN $000’s
(unaudited)	2006	2005		2006	2005
Cash provided by (used in):
Continuing operations:
Earnings from continuing operations	$88,303	$9,308		$312,486	$97,589
Items not affecting cash:
Depreciation and amortization	11,290	11,804		36,190	33,173
Incentive plan compensation	4,442	-		7,245	-
Stock-based compensation	-	2,684		-	5,464
Future income taxes	(20,899)	3,733		(20,314)	12,908
Gain on disposal of investments	(408)	-		(408)	-
Amortization of deferred financing costs	-	458		-	917
Unrealized foreign exchange gain on long-term
monetary items	2	(14)		2	(3)
Changes in non-cash working capital balances	257,803	89,749		51,524	59,436
	340,533	117,722		386,725	209,484

Discontinued operations:
Funds provided by discontinued operations	-	59,633		-	142,547
Changes in non-cash working capital balances of
discontinued operations	-	28,880		-	(48,264)
		88,513			94,283

Investments:
Purchase of property, plant and equipment	(61,287)	(39,505)		(110,318)	(69,610)
Purchase of intangibles	-	-		-	(20)
Proceeds on sale of property, plant and equipment	13,180	3,507		21,344	6,446
Purchase of property, plant and equipment of discontinued
operations	-	(48,985)		-	(91,840)
Proceeds on sale of property, plant and equipment of
discontinued operations	-	5,102		-	10,675
Proceeds on sale of investments	510	-		510	-
	(47,597)	(79,881)		(88,464)	(144,349)

Financing:
Increase in long-term debt	-	-		127,764	-
Repayment of long-term debt	(179,605)	(5)		(179,605)	(9)
Distributions	(106,649)	-		(211,032)	-
Issuance of trust units	1,691	-		1,691	-
Issuance of common shares on exercise of options	-	2,626		-	25,117
Changes in non-cash working capital balances	-	-		(22,060)	-
Change in bank indebtedness	(8,373)	-		(15,019)	-
	(292,936)	2,621		(298,261)	25,108

Increase in cash and cash equivalents	-	128,975		-	184,526
Cash and cash equivalents, beginning of period	-	177,563		-	122,012

Cash and cash equivalents, end of period	$-	$306,538	$		$306,538

PRECISION DRILLING TRUST

SEGMENT INFORMATION

	Contract	Completion
Three months ended June 30,2006 CDN $000’s (unaudited)	Drilling Services	& Production Services	Corporate & Other	Inter-segment Eliminations	Total

Revenue	$156,133	$70,291	$-	$(2,855)	$223,569
Operating earnings	61,473	20,562	(7,492)	-	74,543
Depreciation and amortization	5,916	5,530	(156)	-	11,290
Total assets	1,066,278	459,797	47,908	-	1,573,983
Goodwill	172,440	94,387	-	-	266,827
Capital expenditures	47,653	11,937	1,697	-	61,287

Three months ended June 30,2005 CDN $000’s (unaudited)	Contract Drilling Services	Completion & Production Services	Corporate & Other	Inter-segment Eliminations	Total

Revenue	$109,937	$50,987	$-	$(3,029)	$157,895
Operating earnings	29,143	9,718	(14,356)	-	24,505
Depreciation and amortization	5,762	4,526	1,516	-	11,804
Total assets (1)	905,195	439,493	381,027	-	1,725,715
Goodwill	172,440	94,387	-	-	266,827
Capital expenditures	26,831	10,555	2,119	-	39,505

	Contract	Completion
Six months ended June 30,2006 CDN $000’s (unaudited)	Drilling Services	& Production Services	Corporate & Other	Inter-segment Eliminations	Total

Revenue	$540,295	$226,929	$-	$(7,247)	$759,977
Operating earnings	255,156	84,349	(19,053)	-	320,452
Depreciation and amortization	19,442	15,816	932	-	36,190
Total assets	1,066,278	459,797	47,908	-	1,573,983
Goodwill	172,440	94,387	-	-	266,827
Capital expenditures	89,438	18,909	1,971	-	110,318

Six months ended June 30,2005 CDN $000’s (unaudited)	Contract Drilling Services	Completion & Production Services	Corporate & Other	Inter-segment Eliminations	Total

Revenue	$390,274	$159,251	$-	$(8,223)	$541,302
Operating earnings	158,790	44,836	(26,101)	-	177,525
Depreciation and amortization	17,993	12,312	2,868	-	33,173
Total assets (1)	905,195	439,493	381,027	-	1,725,715
Goodwill	172,440	94,387	-	-	266,827
Capital expenditures	43,349	17,606	8,655	-	69,610

(1) excludes assets of discontinued operations

PRECISION DRILLING TRUST

CANADIAN DRILLING OPERATING STATISTICS

		Three Months Ended June 30,
		2006				2005
			Market				Market
	Precision	Industry*	Share	%	Precision	Industry*	Share	%
Number of drilling rigs	234	784	29.8		229	732	31.3
Number of operating days (spud to release)	6,900	25,175	27.4		6,049	21,212	28.5
Wells drilled	973	3,094	31.4		1,342	3,942	34.0
Average days per well	7.1	8.1			4.5	5.4
Metres drilled (000’s)	1,129	3,998	28.2		1,370	4,341	31.6
Average metres per day	164	159			226	205
Average metres per well	1,160	1,292			1021	1,101
Rig utilization rate (%)	32.5	35.7			29.0	32.4

* Excludes non-CAODC rigs and non-reporting CAODC members and has been compiled by Precision

		Six Months Ended June 30,
		2006				2005
			Market				Market
	Precision	Industry*	Share	%	Precision	Industry*	Share	%
Number of drilling rigs	234	784	29.8		229	732	31.3
Number of operating days (spud to release)	23,594	81,149	29.1		20,048	65,453	30.6
Wells drilled	3,275	10,523	31.1		3,504	10,126	34.6
Average days per well	7.2	7.7			5.7	6.5
Metres drilled (000’s)	3,944	12,895	30.6		3,936	11,698	33.6
Average metres per day	167	159			196	179
Average metres per well	1,204	1,225			1,123	1,155
Rig utilization rate (%)	56.1	58.2			48.4	50.4

* Excludes non-CAODC rigs and non-reporting CAODC members and has been compiled by Precision

A conference call to review the quarter end results has been scheduled for 12:00 noon MT on Thursday, July 27, 2006. The conference call dial-in number is 1-877-888-4210 or 416-695-5261.

A live webcast will be accessible at www.precisiondrilling.com by selecting Investor Relations, then Webcasts. An archived recording of the conference call will be available approximately one hour after completion of the call until August 3, 2006 by dialing 1-888-509-0081 or 416-695-5275, passcode 627328.

Precision Drilling Trust is Canada’s largest energy services trust. Headquartered in Calgary, Alberta, Canada, Precision is the leading provider of energy services to the Canadian oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, services rigs, camps, snubbing units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and in U.S. dollars “PD.U” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information please contact Doug Strong, Chief Financial Officer of Precision Drilling Corporation, Administrator of Precision Drilling Trust, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone (403) 716-4500, Fax (403) 264-0251; website: www.precisiondrilling.com.